NO ACT

1E
1-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF



10010757

March 11, 2010

Received SEC

MAR 1 1 2010

Washington, DC 20549

Frances S. Chang
Pacific Gas and Electric Company
One Market Street, Spear Tower
Suite 400
San Francisco, CA 94105

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3-11-10

Re: PG&E Corporation
Incoming letter dated January 8, 2010

Dear Ms. Chang:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to PG&E by Ronald D. Rattner. We also have received a letter from the proponent dated January 20, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ronald D. Rattner

*** FISMA & OMB Memorandum M-07-16 ***

March 11, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 8, 2010

The proposals relate to mitigating risks, license renewal, and production levels.

There appears to be some basis for your view that PG&E may exclude the proposals under rule 14a-8(c), which provides that a proponent may submit no more than one proposal. In arriving at this position, we particularly note that the proposal relating to license renewal involves a separate and distinct matter from the proposals relating to mitigating risks and production levels. Accordingly, we will not recommend enforcement action to the Commission if PG&E omits the proposals from its proxy materials in reliance on rule 14a-8(c). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RONALD D. RATTNER

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2010

Via e-mail to *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: PG&E Intention to Exclude Shareholder Proposal of Ronald D. Rattner

Dear SEC Staff:

This is my response as "Proponent" to PG&E's January 8, 2010, request for a 'no action' letter seeking to exclude my non-binding public interest proposal from their proxy statement.

I. PRELIMINARY STATEMENT

The purpose of my Proposal is stated in its prefatory "conclusion" as follows:

"Fiscally and morally, PG&E has a compelling duty to mitigate Diablo Canyon radioactive, seismic, aging, and cost related risks encompassed by studies recommended by CEC, CPUC, and the California legislature. Until PG&E completes and considers such studies, Diablo Canyon risks should not be increased or exacerbated, and no public or corporate funds should be sought or spent for license renewal."

The studies were required by the California Energy Commission (CEC) and the California Public Utilities Commission (CPUC), both California state agencies with jurisdiction over PG&E; as mandated by California law (AB 1632), they were requested by those agencies as pre-conditions to PG&E's anticipated application to the Nuclear Regulatory Commission (NRC) for twenty year renewals of its current operating licenses for Diablo Canyon Nuclear Power Plant (DCNPP) Units 1 and 2 (which now expire on Nov. 2, 2024, and Aug. 26, 2025, respectively).

Despite PG&E's failure to fulfill statutorily mandated CPUC and CEC preconditions to its license renewal applications, on November 23, 2009, PG&E applied to the NRC for twenty year license renewals (to 2044 and 2045).

I am a retired person who has been a substantial and loyal PG&E shareholder/owner for over thirty years. This is my fifth shareholder proposal concerning DCNPP operations since 1982. All four of my previous proposals have appeared in PG&E proxy statements despite PG&E attempts to exclude them. All of my proposals have been filed in collaboration with non-profit public interest citizen organizations and have sought to promote environmental and public health and welfare, with corporate morality and fiscal integrity.

II. OPPOSITION GROUNDS

As "Proponent" I respectfully oppose PG&E's latest request for a 'no action' letter on grounds that:

(1) The proposal contains only one resolution aimed at promoting PG&E's adherence to statutorily mandated California environmental, public health, and fiscal policies and requirements concerning its Diablo Canyon Nuclear plant; it is not subject to omission under Rule 14a-8(c).

(2) PG&E is estopped from raising the alleged multiple proposal objection because it vaguely and ambiguously responded to my first submittal and failed to provide me adequate detail (as required by Staff Legal Bulletin No. 14B) about what it now claims I should have done to remedy the alleged multiple proposal defect.

(3) The proposal is clear, cogent and comprehensible, and is not materially misleading or "vague and indefinite" precluding shareholder or management comprehension, particularly when considered in context of its extensive prefatory supporting statement and conclusion.

(4) PG&E has failed to meet its burden of proof under Rule 14a-8(g) so as to override my right as a long-time PG&E shareholder/owner to submit the proposal to fellow PG&E shareholders. PG&E's burden of proof is exceptionally great because the non-binding proposal and supporting statement raise significant environmental and public health and safety policy issues, not involving day-to-day business matters.

III. PROCEDURAL BACKGROUND

On November 16, 2009, I first submitted to PG&E a non-binding proposed resolution, with two numbered subparagraphs.

On November 20, 2009, PG&E sent me a letter claiming that I had submitted "two proposals" and had thereby "exceeded the one proposal limit". No details or suggestions for remedying this alleged defect were provided pursuant to Staff Legal Bulletin No. 14B.

On December 4, 2009, I submitted a revised non-binding second proposed resolution with a restated conclusion and only one operative paragraph, believing in good faith that I had thereby cured any ambiguity or alleged defect raised by PG&E.

On January 8, 2010, PG&E filed its request for an SEC 'no action' letter seeking to exclude my revised proposal from their proxy statement, claiming that my 48 word single paragraph resolution encompassed three separate proposals, which were too vague to be understood by management or other shareholders.

(See PG&E's Exhibit A for all of these documents.)

IV. FACTUAL BACKGROUND

PG&E now stores hundreds of tons of hazardous radioactive wastes at Diablo Canyon, including Cesium 137, Strontium 90, and Plutonium 239. Because the toxicity of these substances is so long-lived, the Department of Energy (DOE) requires isolation of spent-fuel for at least 10,000 years. Every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. Potential magnitude of a possible spent-fuel accident increases as quantities of radioactive wastes increase.

In 2006, California Governor Arnold Schwarzenegger signed into law AB 1632 (Chapter 766, Statutes of 2006), which required the CEC to conduct a comprehensive study of the seismic vulnerability of DCNPP, as well as other issues including plant-aging related plant degradation, impacts of a major disruption, economic and environmental policy issues, nuclear waste accumulation, land use and economic implications of onsite nuclear waste storage, alternative power generation options, and license renewal issues.

Thereafter, in November 2008, pursuant to AB 1632,the California Energy Commission (CEC) recommended that PG&E should use three-

dimensional geophysical seismic reflection mapping and other advanced techniques to explore fault zones near DCNPP reactors and waste sites. In an Integrated Policy Report Update, the CEC raised such other issues as long-term nuclear waste disposal, the actual cost and benefits of nuclear power, and potential conversion of once-through cooling at the plant to a closed-cycle wet cooling system. *The commission recommended that PG&E complete and release the feasibility study to the CEC and to the California Public Utilities Commission (CPUC) for review prior to filing for a license renewal.*

In 2007, the CPUC issued a General Rate Case Decision for PG&E (Decision 07-03-044), which approved PG&E's request for rate payer funding for a license renewal feasibility study for DCNPP. The CPUCs Decision also required that PG&E incorporate the Energy Commission's AB 1632 assessments in its license renewal feasibility study, and submit the study, no later than June 30, 2011, *along with an application, to the CPUC on whether to pursue license renewal for Diablo Canyon.*

In July 2007, the largest nuclear facility in the world generating 8000 MW of electricity, the Japanese Kashiwazaki-Kariwa nuclear power plant, was immediately knocked offline by an unanticipated powerful earthquake because of an alleged lack of seismic retrofitting, costing Japanese rate payers more than $12 billion. Over 6000 MW still remain offline. Cost of replacement power so far has been over $4 billion.

On November 21, 2008, PG&E announced discovery of a new major active earthquake fault 1800 feet offshore of DCNPP, the second active fault within three miles of the aging reactors.

In 2009, the California legislature *unanimously* passed AB 42, mandating implementation of the CEC seismic recommendations. In October 2009, the Governor vetoed the bill, but acknowledged pre-existing CEC and CPUC statutory authority under AB 1632 to require seismic, aging and cost studies *before PG&E can seek ratepayer funding for its license renewal application.*

On June 25, 2009, *CPUC directed PG&E to perform certain such studies for its plant relicensing application.*

Between 2007 and 2009, PG&E spent $16.8 million (from PG&E's operation and maintenance fund) on a feasibility study analyzing plant equipment and operations to determine whether to apply for the license extension. Neither the CEC,, nor the public have yet had access to the findings.

In 2009, Yucca Mountain, the nation's only proposed high-level radioactive waste repository, was defunded. No plans exist to remove thousands of tons of ever accumulating hazardous radioactive materials from California's seismically-active coast.

On November 24, 2009, PG&E announced that it had applied to the Nuclear Regulatory Commission (NRC) to renew the licenses for both DCNPP reactors, whose current licenses will expire in 2024 and 2025. New licenses would extend their operation twenty years from those dates. In filing the NRC application approximately fifteen years before expiration of its current operating license, PG&E disregarded and violated California agency and legislative requests pursuant to AB 1632 that completion and publication of required studies precede any license renewal application.

Currently, there are widespread official and public concerns that PG&E's application to the NRC is premature and that PG&E is attempting to bypass crucial state oversight and democratic procedures (not addressed by NRC) by prematurely applying to renew the federal operating licenses for Diablo Canyon many years in advance of the deadlines.

[See attached ADDENDUM, for detailed supporting documents.]

V. RESPONSE TO PG&E CONTENTIONS

A. Prefatory Statement.

The overriding and unifying object of the non-binding proposal is to encourage PG&E to follow and not flout California environmental and public policies as mandated by California law (AB 1632) and encompassed by directives thereunder of the CEC and CPUC. Accordingly the single proposal asks that PG&E complete various state required environmental, safety and cost-benefit studies before advancing federal license renewal applications for its DCNPP nuclear reactors, and that until completing those studies PG&E defer license renewal requests and expenditures, and not increase potential health, safety and fiscal risks encompassed thereby including storage of radioactive wastes. Proponent respectfully asks that in construing the proposal against contrived PG&E interpretations thereof which are contrary to its language, purpose and intent, staff be mindful of this unitary purpose and intent (as stated in the supporting statement conclusion) as well as the significant social and risk management policy issues raised thereby.

B. The Proposal contains only one resolution, and should not be omitted under Rule 14a-8(c).

Although Proponent has not made multiple submissions, PG&E contends that his single paragraph resolution should be so construed because it seeks more than one remedy in implementing it's unitary purpose. The company contends that the proposal allegedly contains three unrelated and distinct requests, each constituting an alleged separate proposal requiring separate consideration by PG&E.

But the PG&E analytical dissection of the Proposal unfairly disregards its unitary purpose and intent as stated in the prefatory conclusion to require PG&E adherence to California requirements. Each element of the Proposal is consistent with California state law and administrative requirements, and is appropriate to promote PG&E's adherence thereto.

The overriding unitary and unifying object and purpose of the non-binding Proposal is to promote PG&E's adherence to statutorily mandated California environmental, public health, and fiscal policies and requirements concerning its Diablo Canyon Nuclear plant. And the resolution, in its entirety, thereby raises significant environmental, public health and safety, and fiscal integrity social policy issues, appropriate for shareholder consideration.

Thus PG&E's interpretation of the proposal and its argument and supporting citations are inapposite to the facts of this case. This case falls within the rule announced and discussed in *AT&T Wireless Services, Inc.* (Feb. 11,2004) that a single proposal made up of separate components does not constitute more than one proposal if the components *"are closely related and essential to a single-well defined unifying concept."*

In *AT&T* the proposal sought adoption of a policy with several elements, all relating to senior executive compensation. In separate numbered sections, it focused on all aspects of such compensation, including salary, bonus, long-term equity compensation, severance, and disclosure. Rejecting AT&T claims that the Proposal lacked a coherent unifying concept, SEC staff found that concept to be senior executive compensation policy, encompassing each separate element advanced to implement that policy.

Here as in *AT&T* the non-binding Proposal contains only one resolution aimed at promoting a *unitary purpose*, viz. that PG&E follow and not flout California environmental and public policies encompassed by AB 1632 and directives thereunder of the CEC and CPUC. Accordingly, it

asks that PG&E complete statutorily mandated California studies concerning its Diablo Canyon Nuclear plant before advancing DCNPP federal license renewal applications, with related fund requests and expenditures, and that until completing those studies PG&E mitigate and not increase potential health, safety and fiscal risks encompassed thereby.

NRC license renewal procedures under federal law will supersede some California regulation of DCNPP, and thereby afford PG&E an opportunity to circumvent some California procedures. But since PG&E's present nuclear operating licenses do not expire for approximately fifteen years, the Proposal is important and appropriate because PG&E can choose not to exploit that option, and ethically to follow and not flout California environmental and public policies encompassed by AB 1632 and directives thereunder of the CEC and CPUC.

Thus, Proponent has not made multiple submissions. His single paragraph resolution contains only one proposal, with a unitary and unifying purpose, comprising three elements appropriate for implementing that unitary purpose, and it should not be omitted under Rule 14a-8(c).

C. PG&E is estopped from raising the alleged multiple proposal objection under Rule 14a-8(c).

PG&E is estopped from invoking Rule 14a-8(c) as a purported procedural bar to inclusion of the Proposal in its proxy statement because it vaguely and ambiguously responded to Proponent's first submittal and failed to provide him adequate detail (as required by Staff Legal Bulletin No. 14B) about what it now claims he should have done to remedy the alleged multiple proposal defect.

In Staff Legal Bulletin No. 14B, staff addressed issues regarding companies' notices of defect(s) stating inter alia that "when drafting letters to notify shareholder proponents of eligibility or procedural defects" companies should *"provide adequate detail about what the shareholder proponent must do to remedy the eligibility or procedural defect(s)".* "We believe that this guidance continues to be of significant benefit to companies, and *we urge all companies to consider it when drafting notices of defect(s) under rule 14a-8."*

On November 16, 2009, Proponent submitted a non-binding proposed resolution, with two numbered subparagraphs. Proponent believed such submission was consistent with the SEC rule that a proposal with

multiple parts may not be excluded under Rule 14a-8(c) if the several parts relate to a single unifying concept.

However, on November 20, 2009, PG&E sent him a letter claiming that he had submitted "two proposals" and had thereby "exceeded the one proposal limit". PG&E's notice failed to provide details or suggestions for remedying this alleged defect pursuant to Staff Legal Bulletin No. 14B. Thereafter, Proponent redrafted his proposed resolution, adding a conclusion emphasizing its unitary purpose and replacing the original two part resolution with a single operative proposal paragraph.

On December 4, 2009, Proponent submitted his revised non-binding proposed resolution, believing in good faith that he had thereby cured any ambiguity or alleged defect raised by PG&E's ambiguous notice of defect. Thereafter, over a month passed before Proponent again heard from PG&E.

On January 11, 2010, he received a copy of PG&E's January 8, 2010, request for an SEC 'no action' letter seeking to exclude the revised proposal from its proxy statement, claiming that the resolution allegedly encompassed three separate proposals, which were too vague to be understood by management or other shareholders. (See PG&E Exhibit A for all of these documents.)

Proponent respectfully suggests that beyond the SEC principle that a proposal with multiple parts may not be excluded if the several parts relate to a unifying concept, Rule 14a-8(c) gives no clear guidance as to what constitutes a single proposal. Proponent believes that he has in good faith complied with that SEC guidance, and further suggests that since the "one proposal" rule was originally adopted for economic reasons, to avert undue corporate expense and burden from multiple submissions, it shouldn't be used and applied as an ambiguous procedural trap for unwary shareholder activists who do not submit multiple resolutions. (See SEC Final Rule: S7-25-97 at http://www.sec.gov/rules/final/34-40018.htm)

Thus, under the facts of this case PG&E should be estopped from invoking Rule 14a-8(c) as a purported procedural bar to inclusion of the Proposal in its proxy statement.

D. The non-binding Proposal is not "impermissibly vague" and materially misleading justifying exclusion under Rules 14a-8(i)(3) and 14a-9, but rather it permits shareholders and the company to determine with reasonable certainty what PG&E policies and actions are required.

PG&E contends that the proposed resolution violates Rule 14a-9 which proscribes *materially* false or misleading proxy solicitation statements, because it is excludable under Rule 14a-8(i)(3) allegedly because "*the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.*" (Staff Legal Bulletin No. 14B)

PG&E's analysis and interpretation of the proposal focuses only on its 48 words, without taking contextual cognizance of the prefatory supporting statement and conclusion. The conclusion states simply and clearly that:

"Fiscally and morally, PG&E has a compelling duty to mitigate Diablo Canyon radioactive, seismic, aging, and cost related risks encompassed by studies recommended by CEC, CPUC, and the California legislature. Until PG&E completes and considers such studies, Diablo Canyon risks should not be increased or exacerbated, and no public or corporate funds should be sought or spent for license renewal."

Next the proposal states:

"Shareholders recommend that Board of Directors adopt and implement a new policy that <u>pending PG&E's completion of all Diablo Canyon studies required and recommended by the State of California,</u> PG&E will mitigate all potential risks encompassed by those studies, will defer any request for or expenditure of public or corporate funds for license renewal, and will not increase production of high level radioactive wastes at Diablo beyond the current capacity of existing spent-fuel pools and approved on-site storage."

The gist of PG&E's "vagueness" assertion is that the underlined proposal language "*pending PG&E's completion of all Diablo Canyon studies mandated by the State of California*" allegedly "*does not make sense*" ; that it would require PG&E action "*impossible from a time perspective*" because it would require PG&E to mitigate "*unidentified risks*" encompassed by studies in process. Further PG&E contends that

the shareholders could not vote intelligently on the proposal without knowing the details of the state mandated studies.

Proponent respectfully suggests that PG&E's analysis of the proposal is unfair, unreasonable and inconsistent with universal canons of construction. First, the meaning of the proposal must be construed in context of its prefatory supporting statement and conclusion which show that its overriding object and intent is to encourage PG&E to follow and not flout or circumvent significant environmental and public policies mandated by California law (AB 1632) and encompassed by directives thereunder of the CEC and CPUC. The allegedly "unidentified risks" protested by PG&E are categorized with specificity by CEC and CPUC directives, and are well known to PG&E. For shareholders they are summarized in the Proposal's "conclusion" paragraph as *"seismic, aging, and cost related risks encompassed by studies recommended by CEC, CPUC, and the California legislature."*

Further, it is unreasonable and unfair for PG&E to construe the proposal as requiring "impossible" mitigation of risks. Obviously proponent does not seek the "impossible", but only feasible mitigation of risks and the proposal should be so reasonably construed by Staff as it will be by shareholders. Proponent's reasonable intent to not ask for "impossible" mitigation is evident from the broad definition of that term which appears at 40 CFR Sec. 1508.20 to be used by all federal agencies in accordance with The National Environmental Policy Act of 1969 (NEPA), as amended:

"Mitigation" includes:
(a) Avoiding the impact altogether by not taking a certain action or parts of an action.
(b) Minimizing impacts by limiting the degree or magnitude of the action and its implementation.
(c) Rectifying the impact by repairing, rehabilitating, or restoring the affected environment.
(d) Reducing or eliminating the impact ***over time*** *by preservation and maintenance operations during the life of the action.*
(e) Compensating for the impact by replacing or providing substitute resources or environments."

Thus a fair interpretation of the proposal's non-binding mitigation request is for PG&E to not increase potential environmental risks while making reasonable efforts "over time" to reduce them. However, if Staff questions this interpretation, Proponent offers to insert the words "when feasible" before "mitigate" so that the Proposal states explicitly

(and not just inferentially) proponent's obvious intention to not seek the "impossible".

PG&E's contention that the shareholders could not vote intelligently on the proposal without knowing the details of the state mandated studies is not credible or reasonable. How could any well intentioned citizen shareholder raise such details of significant but potentially complex social and environmental policy issues in a 500 word proposal? *That would be "impossible"!*

Staff has heretofore rejected similar corporate attempts to exclude as "vague" resolutions addressing significant but potentially complex public policy issues. e.g.. see *Yahoo! (April 16, 2007)* and *Yahoo! (April 13, 2007).* In *Yahoo! (April 16, 2007)* the proposal sought a mandatory Bylaw amendment creating a Board Committee on Human Rights to review the company's policies on human rights in the U.S. and worldwide. It was found not excludable under Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-8(i)(7). In *Yahoo! (April 13, 2007)* the proposal sought new management policies to help protect freedom of access to the Internet. It was found not excludable under Rules 14a-8(i)(3), 14a-8(i)(6), 14a-8(i)(7), and 14a-8(i)(10).

Here the proposal presents for Board consideration a resolution which offers policy-level guidance on significant social issues while leaving the particulars within their discretion. In this respect, the proposal is not at all misleading to shareholders - much less "materially" misleading. Nor does it contain materially false or misleading statements. By reading the entire proposal, with prefatory supporting statement and conclusion, shareholders will understand that its overriding object and intent is to encourage PG&E to follow and not flout or circumvent significant California environmental and public policies encompassed by California law (AB 1632) and directives thereunder of the CEC and CPUC before prematurely seeking or spending funds for DCNPP license renewals.

Thus, contrary to PG&E contentions, the non-binding Proposal is not "impermissibly vague" or materially misleading justifying its exclusion under Rules 14a-8(i)(3) and 14a-9, but rather it permits shareholders and the company to determine with reasonable certainty what PG&E policies and actions are requested.

E. PG&E has failed to meet its burden of proof under Rule 14a-8(g) so as to override proponent's right as a long-time PG&E shareholder to submit to fellow PG&E shareholders his non-binding proposal raising significant social policy issues.

For the most part, PG&E's objections to the proposal are argumentative and factually unsupported. But since PG&E - and not proponent - has the burden of proof, PG&E's factually unsupported arguments are insufficient grounds for a no action determination by Staff. Moreover, PG&E's burden of proof is exceptionally great here because the proposal and supporting statement raise significant environmental and public health and safety social policy issues.

Staff Legal Bulletin No. 14E (Oct. 27, 2009) stated that "*In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company.*"

Proponent respectfully contends that his Proposal transcends the day-to-day business matters of PGE, and raises policy issues so significant that it would be inappropriate to preclude a shareholder vote; that although PG&E seeks exclusion pursuant to sections of Rule 14a-8 other than 14a-8(i)(7), the same significant policy rationale applies here.

Manifestly, the Proposal does not involve day-to-day business matters; rather, it involves consequences of possible twenty year license renewals of original forty year nuclear reactor operating licenses, and raises environmental, health and fiscal issues attendant thereto. By not raising any Rule 14a-8(i)(7) objection PG&E impliedly concedes that the proposal does not focus on its ordinary business operations. Moreover, the great significance of the public policy issues raised by the Proposal is so undeniably manifest that PG&E has failed even to address those issues.

This is a crucial PG&E omission since "*the proposal may be excluded only after [it] is also found to raise no substantial policy consideration.*" (see e.g. *Amalgamated Clothing and Textile Workers Union v. Wal-Mart Stores, Inc.*, 821 F. Supp. 877, 891 (S.D.N.Y. 1993) quoting Exchange Act Release No. 12999, 41 Fed. Reg. 52,994, 52,998 (Dec. 3, 1976) ("1976 Interpretive Release"; see also *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, 426 (DC Cir. 1992)) stating that a proposal may not be excluded if it has

"significant policy, economic or other implications". By not even addressing the public policy aspect of the proposal, PG&E has failed utterly to meet its burden of proof on this overriding issue.

Thus, PG&E has failed to meet its burden of proof under Rule 14a-8(g) so as to override my right as a long-time PG&E shareholder/owner to submit the non-binding public policy proposal to fellow PG&E shareholders.

VI. CONCLUSION

For the foregoing reasons, PG&E may not properly omit the proposal from its 2010 proxy statement.

Nonetheless, in response to PG&E's contrived contention that the proposal asks for "impossible" risk mitigation, proponent offers to insert the words "when feasible" prior to the word "mitigate" to remove any possible concern about that issue.

If Staff should have any question or want any further information not included in the attached Addendum, please contact me. My email address is*** FISMA & OMB Memorandum M-07-16 ***telephone*** FISMA & OMB Memorandum M-07-16 ***

Respectfully submitted,



Ronald D. Rattner, Proponent

Attachment - ADDENDUM

cc: Frances S. Cheng, Attorney
PG&E Corporation

Rochelle Becker, Executive Director
Alliance For Nuclear Responsibility

Pages 17 through 27 redacted for the following reasons:
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Letter of CPUC President Peevey to PG&C CEO Darbee

June 25, 2009

Mr. Peter A. Darbee
President & Chief Executive Officer
Pacific Gas & Electric Company
1 Market, Spear Tower, Suite 2400
San Francisco, CA 94105

Dear Mr. Darbee:

As required by Assembly Bill (AB) 1632 (Blakeslee), the Energy Commission completed a comprehensive assessment of Diablo Canyon and San Onofre and adopted the study, *"An Assessment of California's Nuclear Power Plants: AB1632 Report"* (AB 1632 Report) as part of its 2008 Integrated Energy Policy Report (IEPR). This AB 1632 study recommended that the CPUC take certain steps to ensure plant reliability when we review PG&E's license renewal feasibility study for Diablo Canyon. In particular, we need to ensure that we thoroughly evaluate the overall economic and environmental costs and benefits of a license extension for Diablo Canyon especially in light of the facility's geographic location vis-à-vis seismic hazard and vulnerability assessment. As part of this evaluation, PG&E should report on its progress in implementing the AB 1632 Report's recommendation on Diablo Canyon. The CPUC will be looking to the Energy Commission's IEPR for information and input to its license renewal decisions for Diablo Canyon.

It has come to my attention that PG&E does not believe that it should include a seismic study, and other AB 1632 Report recommended studies, as part of its Diablo Canyon license extension studies for the CPUC. Apparently, PG&E bases this position on the fact that the Nuclear Regulatory Commission's (NRC) license renewal application review process does not require that such a study be included within the scope of a license extension application.

That position, however, does not allow the CPUC to properly undertake its AB 1632 obligations to ensure plant reliability, and in turn to ensure grid reliability, in the event Diablo Canyon has a prolonged or permanent outage. Therefore, the Commission directs PG&E to perform the following tasks as part of its license renewal feasibility studies for Diablo Canyon:

1. Report on the major findings and conclusions from Diablo Canyon's seismic/tsunami studies, as recommended in the AB 1632 Report (pp. 6, 7, 10 and 13), as well as studies that are directed by any subsequent legislative mandates, and report on the implications of these findings and conclusions for the long-term seismic vulnerability and reliability of

the plant.

2. Summarize the lessons learned from the Kashiwazaki-Kariwa plant experience in response to the 2007 earthquake and discuss the implications that an earthquake of the same, or greater, magnitude could have on Diablo Canyon. In particular, the Commission needs PG&E to evaluate whether there are any additional pre- planning or mitigation steps that the utility could take for the power plant that could minimize plant outage times following a major seismic event.

3. Reassess the adequacy of access roads to the Diablo Canyon plant and surrounding roadways for allowing emergency personnel to reach the plants and local communities and plant workers to evacuate. This assessment needs to consider today's local population and not rely on the situation extant when the plant was constructed.

4. Conduct a detailed study of the local economic impacts that would result from a shut-down of the nuclear plant and compare that impact with alternate uses of the Diablo Canyon site.

5. Assess low-level waste disposal costs for waste generated through a 20-year plant license extension, including the low-level waste disposal costs for any major capital projects that might be required during this period. In addition, PG&E should include its plans for storage and disposal of low-level waste and spent fuel through decommissioning of the Diablo Canyon plant as well as the cost associated with the storage and disposal.

6. Study alternative power generation options to quantify the reliability, economic and environmental impacts of replacement power options.

7. Include PG&E's responses to nuclear-related data requests and recommendations in future IEPRs.

PG&E's rate case, D. 07-03-044, specifically linked PG&E's license renewal feasibility study for Diablo Canyon to the AB 1632 assessment and PG&E is obligated to address the above itemized issues in its plant relicensing application. This commission will not be able to adequately and appropriately exercise its authority to fund and oversee Diablo Canyon's license extension without these AB 1632 issues being fully developed.

Sincerely,

Michael R. Peevey
President
California Public Utilities Commission

Pages 30 through 36 redacted for the following reasons:

- -



Pacific Gas and Electric Company

Frances S. Chang
Attorney
Law Department

One Market Street, Spear Tower
Suite 400
San Francisco CA 94105

415.817.8207
Fax: 415.817.8225
Fsc5@pge.com

January 8, 2010

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling—Proposal from Mr. Ronald D. Rattner

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude a shareholder's proposal (with the supporting statement, the "Proposal") from the proxy materials for PG&E Corporation's 2010 Annual Meeting of Shareholders (the "2010 Proxy Materials") for the following reasons:

- the shareholder has submitted more than one proposal, in violation of Rule 14a-8(c), and
- the Proposal is vague and indefinite, contrary to Rule 14a-8(i)(3) and Rule 14a-9.

The Proposal was submitted by Mr. Ronald D. Rattner (the "Proponent) who is a shareholder of PG&E Corporation and qualified to submit a proposal pursuant to Rule 14a-8. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit the Proposal from its 2010 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2010 Proxy Materials with the Commission.

I. BACKGROUND

PG&E Corporation received a proposal and supporting statement from the Proponent on **November 16, 2009**, entitled "Radioactive Hazardous Wastes at Seismically-Active Location: Risk Reduction Policy." On **November 20, 2009**, the Corporation sent the Proponent a letter

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

and notice of deficiency, indicating the Corporation's belief that the Proponent's submission contained more than one proposal, in violation of SEC Rule 14a-8(c). The Corporation's letter advised that, among other things, if the Proponent did not submit a properly revised proposal within the applicable 14-day limit, the Corporation intended to omit the submission from the Corporation's 2010 Proxy Materials, as permitted by Rule 14a-8.

On **December 4, 2009**, the Proponent provided a revised submission (the "Proposal") that superseded his original submission and requests the following action:

> RESOLUTION:
>
> Shareholders recommend that Board of Directors adopt and implement a new policy that pending PG&E's completion of all Diablo Canyon studies required and recommended by the State of California, PG&E will mitigate all potential risks encompassed by those studies, will defer any request for or expenditure of public or corporate funds for license renewal, and will not increase production of high level radioactive wastes at Diablo beyond the current capacity of existing spent-fuel pools and approved on-site storage.

The supporting statement provides a chronology of various federal and state legislative and regulatory actions, a description of seismic activity and conditions in California and in Japan, and information regarding storage of high-level radioactive waste. The preliminary statement opines that the potential risks posed by the production and storage of high-level radioactive waste at the Diablo Canyon Power Plant (DCPP) must be mitigated. The conclusion asserts that PG&E has a moral and fiscal duty to mitigate risks at DCPP that are encompassed by studies recommended by the state legislature and certain state agencies, and that until those studies are completed, such risks should not be "increased or exacerbated, and no public or corporate funds should be sought or spent for license renewal."

A copy of the Proposal and all related correspondence is included in Exhibit A.

II. REASONS FOR EXCLUSION

A. The Proposal Contains More Than One Proposal, and May be Omitted Under Rule 14a-8(c).

Rule 14a-8(c) provides that a shareholder may submit no more than one proposal for a particular shareholder meeting. Relying on this rule, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not timely reduce the number of submitted proposals to one. Recent examples of No-Action Letters that demonstrate this position include *Parker-Hannifin Corporation* (September 4, 2009), *Duke Energy Corporation* (February. 27, 2009), and *Morgan Stanley* (February 4, 2009).

The one-proposal limitation applies not only to proponents who submit multiple proposals as separate submissions, but also to proponents who submit multiple proposals as elements of a single submission. In *Parker-Hannifin*, Staff concurred that the corporation could omit a proposal with three separate elements, where the third element of the proposal was a "separate and distinct" matter from the shareholder votes requested in the other two elements of the proposal.

Specifically, two elements of the proposal requested triennial votes on executive compensation (i.e., instituting a triennial "say on pay" on (a) overall compensation for named executive officers and (b) three specific components of compensation for named executive officers). The third "separate and distinct" element requested that the company establish a triennial forum for direct discussions between the compensation committee members and shareholders.

Staff also has concurred that proposals with elements that affect different individuals may be considered more than one proposal and may be excluded (*see, e.g., Duke Energy Corporation* (February 27, 2009)), and proposals that require a "variety of corporate actions" also may be excluded (*see e.g., Morgan Stanley* (February 4, 2009) (proposal requested stock ownership guidelines for director candidates, new conflict of interest disclosures for director nominees, and new limits on compensation of directors and nominees), *General Motors Corporation* (April 9, 2007) (proposal included several separate and distinct steps to restructure the company, including requiring the spin-off of five specific business areas into separate companies, designating how much of each such new company would be "spun out to shareholders," and requiring that the corporation make a cash distribution to shareholders), and *Torotel, Inc,* (November 1, 2006) (proposal recommends amending the articles of incorporation to, among other things, reduce the authorized number of directors, declassify the board, permit only shareholders to amend the corporate bylaws, remove certain advance notice bylaw provisions, and revoke provisions relating to the conduct of the annual shareholder meeting)).

As noted above, the Proposal appears to be focused on the reduction of risk relating to production of high-level radioactive waste, and the Corporation's efforts to renew the operating licenses for DCPP. Structurally, the Proposal appears to set forth three elements that direct or restrict the Corporation's actions until a condition precedent is satisfied. The first element would require that the Corporation mitigate all potential risks identified in studies recommended by the State of California. The second element would defer any request for or expenditure of funds to renew the DCPP operating licenses. The third element would cap the amount of spent fuel resulting from DCPP operations such that production would not exceed currently authorized storage capacity.

Consistent with prior No-Action Letters, the Corporation believes that the three elements of the Proposal are separate and distinct matters, require separate corporate actions, and should be considered separate proposals for purposes of Rule 14a-8(c).

- With respect to elements one and two, the Corporation could elect to mitigate any potential risks identified in seismic studies recommended by the State of California (element one) whether or not it expends funds to renew the DCPP operating license or pursues recovery of licensing renewal costs in customer rates (element two).

- With respect to elements two and three, regulations promulgated by the Nuclear Regulatory Commission (and its predecessor agency) establish two separate and distinct processes for obtaining authorization for storage of radioactive waste (element three) and for obtaining an operating license (element two). The Nuclear Regulatory Commission has no jurisdiction over whether and how the Corporation seeks ratepayer recovery for the costs of operating DCPP, so there also is no connection between element three and the cost recovery aspects of element two. Further, the term of any renewed operating license would be twenty years, and DCPP's currently-authorized

spent fuel storage capacity is sufficient to store all spent fuel used during the existing operating licenses and during the twenty-year renewal period of the operating licenses, so the timing requirements of element two and element three are unconnected.

- With respect to elements one and three, there is no relationship between completing the seismic studies recommended by the State of California and the production of hazardous waste in excess of currently authorized on-site storage capacity for spent fuel. Completion of the studies, and mitigation of any seismic risk identified as a result, requires separate and distinct actions from those required by element three. In fact, the Corporation need not take ANY action to implement element three, even if the DCPP operating licenses are renewed, because currently authorized storage capacity is sufficient to store all spent fuel produced by DCPP, even if the operating licenses are renewed.

While the Staff has on occasion determined that a proposal with separate elements was actually one proposal (and therefore excludable), one of the following often was true:

- the separate elements were linked to a narrow, discrete topic/action (e.g., enhancing director nominees' qualification requirements to exclude (a) salaried employees and (b) certain significant shareholders (*Washington Mutual Inc.*, February 20, 2007));

- the separate elements were either sequential, inter-dependent, or temporally linked, to achieve a combined purpose (e.g., liquidating the company and then distributing proceeds of that liquidation to shareholders (*Meadow Valley Corporation*, March 30, 2007)); or

- the separate elements were associated with a specific legal requirement (e.g., implementation of executive compensation reforms set forth for recipients of funding under the Troubled Asset Relief Program (*JP Morgan Chase & Co.*, March 3, 2009)); become subject to the North Dakota Publicly Traded Corporations Act) (*Qwest Communications International, Inc.*, March 2, 2009)).

None of these categories apply here. The Proposal's themes - nuclear operating licenses and the reduction of risks posed by high-level radioactive waste – are broad and equate to whether and how DCPP should be operated. As noted above, the three elements of the Proposal are "separate and distinct matters" and the underlying processes and timelines are not interdependent upon each other, except to the extent such dependencies would be imposed by the Proposal. Finally, no single legal requirement serves as the basis for the three elements of the Proposal.

For the reasons discussed above, PG&E Corporation believes it may omit the Proposal from the 2010 Proxy Materials as provided in Rule 14a-8(c), and that such action would be consistent with prior Staff No-Action Letters.

B. The Proposal Can be Omitted Pursuant to Rule 14a-8(i)(3) Because it is Impermissibly Vague.

Under Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes proposals that are impermissibly vague and indefinite. In this regard, the Staff has indicated that proposals may be excluded if the proposal is so vague and indefinite that it would be difficult for shareholders to know what they are voting on. *See, e.g., Woodward Governor Company* (avail. Nov. 26, 2003) (proposal requesting a policy for "compensation" for the "executives in the upper management (that being plant managers to board members)" based on stock growth); *General Electric Company* (avail. Feb. 5, 2003) (proposal requesting board "to seek shareholder approval for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *Proctor & Gamble Co.* (avail. Oct. 25, 2002) (proposal requesting that board create a fund that would provide lawyers, clerical help, witness protection and records protection for victims of retaliation, intimidation and troubles because they are stockholders of publicly owned companies).

Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3), and specifically states that exclusion or modification may be appropriate where "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal requires that the Corporation conform with the three elements of the policy (i.e., mitigate all potential risks identified, defer requests for or expenditure of certain funds for relicensing, and not increase production of certain wastes), <u>pending PG&E's completion of all Diablo Canyon studies required and recommended by the State of California</u>.

The underlined sentence does not make sense, given both the definition of the word "pending" and the tie between this condition and the first element of the policy. The term "pending" is defined alternatively as "during" or "while waiting" (see, e.g., Merriam-Webster on-line dictionary). Therefore, the proposed policy would require that while waiting for the Corporation to complete the recommended studies, the Corporation also must mitigate all "potential" risks contemplated by those uncompleted studies. This is impossible from a time perspective. The Corporation would be required to take actions to address unidentified risks encompassed by a study that the Corporation is in the process of conducting. The Corporation will not know how to comply with this requirement, and shareholders will not know what actions the Corporation is supposed to be taking in such a scenario.

Further, even if the Corporation and its shareholders could understand how the condition precedent and element one operate together, the Proposal asks shareholders to vote on matters relating to "studies required and recommended by the State of California," but without providing time or subject-matter limitations on this requirement. Shareholders do not have enough information on such studies to understand the substantive or process-related impacts of the Proposal. PG&E Corporation's shareholders cannot be expected to make an informed decision on the merits of the Proposal without understanding what they are voting on.

Accordingly, we believe the Proposal is impermissibly vague and indefinite and may be excluded pursuant to Rule 14a-8(i)(3). Such action would be consistent with Staff positions in prior No-Action Letters.

III. CONCLUSION

As discussed above, PG&E Corporation believes that the Proposal may be excluded from the 2010 Proxy Materials because it violates the one-proposal-per-shareholder rule. As a result, and based on the facts and the no-action letter precedent discussed above, PG&E Corporation intends to exclude the Proposal from its 2010 Proxy Materials in reliance on Rule 14a-8(c). PG&E Corporation also believes that the Proposal is so vague and indefinite that shareholders would not be able to determine what they are voting for, and the Corporation intends to omit the Proposal from its 2010 Proxy Materials based on Rule 14a-8(a)(i)(3). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2010 Proxy Materials in reliance on the aforementioned rules.

Because the Corporation must file a preliminary proxy statement and finalize the relevant materials by March 8, 2010, we would appreciate a response from Staff by March 4, 2010.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com and by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward a copy of the letter to the Proponent.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very Truly Yours,



Frances S. Chang

cc: Ronald D. Rattner
Rochelle Becker (*via facsimile at (805) 925-1640)*
Linda Y.H. Cheng

Attachment: Exhibit A

EXHIBIT A

RONALD D. RATTNER

*** FISMA & OMB Memorandum M-07-16 ***

December 4, 2009

Linda Y.H. Cheng,
Vice President, Corporate Governance and Corporate Secretary
PG&E Corporation
One Market, Spear Tower #2400
San Francisco, CA 94105-1126
VIA FAX: 415-267-7268

Re: Revised Shareholder Resolution

Dear Ms. Cheng:

Please refer to your November 20 letter to me, which was delivered by FED EX on Monday afternoon, November 23.

I respectfully submit herewith a revised proposed shareholder resolution for consideration at PG&E's next annual meeting.

This resolution supersedes my November 16 proposal but in no way implies or admits the validity of your lawyers' incorrect interpretation thereof – which I dispute.



Sincerely,

Ronald D. Rattner

Enclosure

cc: Rochelle Becker, Executive Director
Alliance for Nuclear Responsibility
PO 1328
San Luis Obispo, Ca 93406-1328
FAX: 805-925-1640

RADIOACTIVE HAZARDOUS WASTES AT SEISMICALLY-ACTIVE LOCATION: RISK REDUCTION POLICY

Preliminary statement:

PG&E's production and storage of hazardous high-level radioactive wastes at Diablo Canyon nuclear plant involves potentially catastrophic risks to the public, the environment, and our company which must be mitigated.

Recitals:

In July 2007, because of an unanticipated earthquake, 8000 MW of electricity immediately went offline at one Japanese nuclear facility. Over 6000 MW still remain offline. Cost of replacement power so far has been over $4 billion.

In November 2008, PG&E announced discovery of a new major active earthquake fault 1800 feet offshore of Diablo Canyon, the second active fault within two miles of the aging reactors.

In November 2008, the California Energy Commission (CEC) recommended 3D seismic reflection mapping and state-of-the-art technological studies for both Diablo Canyon and San Onofre reactors and waste sites.

In 2009, the California legislature unanimously passed AB 42, mandating implementation of the CEC recommendations. The Governor vetoed the bill, but granted CEC and CPUC authority to require seismic, aging and cost studies before PG&E can seek ratepayer funding for its license renewal application.

In June 2009, CPUC directed PG&E to perform certain such studies for its plant relicensing application.

In 2009, Yucca Mountain, the nation's only proposed high-level radioactive waste repository, was defunded. No plans exist to remove thousands of tons of hazardous radioactive materials from California's seismically-active coast.

Potential magnitude of a possible spent-fuel accident increases as quantities of radioactive wastes increase. Every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. These wastes -including Cesium137, Strontium90 and Plutonium239- are so hazardous that Department Of Energy requires isolation for 10,000 years.

Risks:

PG&E's financial prospects are threatened by possibility of an unforeseen seismic event that might cause a radioactive release with possible public health hazards, and/or cause need for costly replacement power, or loss of reliable generation.

An unplanned long-term outage at Diablo Canyon, like the outage in Japan, could result in PG&E's inability to meet California's and the company's renewable portfolio standard goals.

Conclusion:

Fiscally and morally, PG&E has a compelling duty to mitigate Diablo Canyon radioactive, seismic, aging, and cost related risks encompassed by studies recommended by CEC, CPUC, and the California legislature. Until PG&E completes and considers such studies, Diablo Canyon risks should not be increased or exacerbated, and no public or corporate funds should be sought or spent for license renewal.

RESOLUTION:

Shareholders recommend that Board of Directors adopt and implement a new policy that pending PG&E's completion of all Diablo Canyon studies required and recommended by the State of California, PG&E will mitigate all potential risks encompassed by those studies, will defer any request for or expenditure of public or corporate funds for license renewal, and will not increase production of high level radioactive wastes at Diablo beyond the current capacity of existing spent-fuel pools and approved on-site storage.



Linda Y.H. Cheng
Vice President
Corporate Governance
and Corporate Secretary

One Market, Spear Tower
Suite 2400
San Francisco, CA 94105

415.267.7070
Fax: 415.267.7260

November 20, 2009

VIA FEDERAL EXPRESS

Ronald D. Rattner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rattner:

This will acknowledge receipt on November 16, 2009 of two proposals (the "Proposals") that you submitted for consideration at PG&E Corporation's (the "Corporation") 2010 annual meeting.

The Securities and Exchange Commission's (SEC's) regulations regarding the inclusion of shareholder proposals in a company's proxy statement are set forth in its Rule 14a-8. A copy of these regulations can be obtained from the SEC, Division of Corporate Finance, 100 F Street, NE Washington, D.C. 20549.

SEC Rule 14a-8, Question 3 specifies that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. We believe that you have exceeded the one-proposal limit.

I have been informed by our Law Department that the Corporation may notify a shareholder if the shareholder does not satisfy the SEC procedural requirement, and provide the shareholder with the opportunity to adequately correct the problem. According to Rule 14a-8, paragraph (1) under Question 6, the shareholder's reply must be postmarked or transmitted electronically within 14 calendar days of receipt of this letter.

If the Corporation does not receive an appropriately revised proposal from you within the 14-day limit, the Corporation intends to omit the Proposals from the Corporation's 2010 proxy statement, as permitted by Rule 14a-8.

Please note that, because the submission has not satisfied the procedural requirement noted above, this letter does not address whether any of the Proposals could be omitted from the Corporation's proxy statement on other grounds. If within the 14-day timeframe

you adequately correct the procedural defect described above, the Corporation reserves the right to omit any of the Proposals if a valid basis for such action exists.

Sincerely,



Vice President, Corporate Governance
and Corporate Secretary

LYHC: jls

cc: Rochelle Becker (via FAX)

RONALD D. RATTNER

*** FISMA & OMB Memorandum M-07-16 ***

November 16, 2009

Linda Y.H. Cheng,
Vice President, Corporate Governance and Corporate Secretary
PG&E Corporation
One Market, Spear Tower #2400
San Francisco, CA 94105-1126
VIA FAX: 415-267-7268

Re: Proposed Shareholder Resolution

Dear Ms. Cheng:

I respectfully submit herewith proposed shareholder resolution for consideration at PG&E's next annual meeting.

In compliance with SEC Rule 14a-8, I certify that I own 1,975 shares of PG&E Corporation common stock, and that I intend to hold this stock through the next shareholder meeting. My broker's confirmation of this certification will be forthcoming.

The proposal will be orally presented on my behalf by Ms. Rochelle Becker. Accordingly, I would appreciate your sending FAX copies of all correspondence to Ms. Becker, at the address below.

Sincerely,



Ronald D. Rattner

Enclosure

cc: Rochelle Becker, Executive Director
Alliance for Nuclear Responsibility
PO 1328
San Luis Obispo, Ca 93406-1328
FAX: 805-925-1640

RADIOACTIVE HAZARDOUS WASTES AT SEISMICALLY-ACTIVE LOCATION: RISK REDUCTION POLICY

Preliminary statement: PG&E's production and storage of hazardous high level radioactive wastes at Diablo Canyon nuclear plant involves potentially catastrophic risks to the public, to the environment, and to our company which must be mitigated.

Whereas: In July 2007, because of an unanticipated earthquake, 8000 MW of electricity immediately went offline at one Japanese nuclear facility. Over 6000 MW still remain offline. Cost of replacement power so far has been over $4 billion.

Whereas: In November 2008, PG&E announced discovery of a new major active earthquake fault 1800 feet offshore of Diablo Canyon, the second active fault within two miles of the aging reactors.

Whereas: In November 2008, the California Energy Commission (CEC) recommended 3D seismic reflection mapping and state-of-the-art technological studies for both the Diablo Canyon and San Onofre reactors and waste sites.

Whereas: In 2009, the California legislature unanimously passed AB 42, mandating implementation of the CEC recommendations. Although vetoed by the Governor, the veto granted the CEC and the CPUC authority to require seismic, aging and cost studies before PG&E can seek ratepayer funding for its license renewal application.

Whereas: In 2009, Yucca Mountain, the nation's only proposed high-level radioactive waste repository, was defunded. Currently no plans exist to remove thousands of tons of hazardous radioactive material from California's seismically active coast.

Whereas: Potential magnitude of a possible spent-fuel accident increases as quantities of radioactive wastes increase. Every day of unrestricted operation each Diablo Canyon reactor produces radioactive wastes equivalent to those of an Hiroshima bomb. These wastes -including Cesium137, Strontium90 and Plutonium239- are so hazardous that Department Of Energy requires isolation for 10,000 years.

Fiscal Risks: PG&E's financial prospects are threatened by possibility of an unforeseen seismic event that might result in a radioactive release and possible public health hazards, and/or cause need for costly replacement power, or loss of reliable generation.

Policy Risks: An unplanned long-term outage at Diablo Canyon – like the outage in Japan – could result in PG&E's inability to meet California's and the company's renewable portfolio standard goals.

Conclusion: No corporate profit goal can justify PG&E's disregard of serious financial risks to PG&E shareholders and ratepayers, and hazards to the general public arising from production and storage of high level radioactive wastes at Diablo Canyon Nuclear Plant. Fiscally and morally, PG&E has a compelling duty to mitigate those risks.

THEREFORE,

RESOLUTION:

Shareholders recommend that Board of Directors adopt and implement a new policy:

(1) that all studies recommended by the California Energy Commission, the California Public Utilities Commission and the California legislature be completed by PG&E *before* PG&E seeks ratepayer funding to apply for a twenty year extension of its Diablo Canyon operating license; and

(2) that production of high level radioactive wastes at Diablo Canyon shall not exceed the current capacity of existing spent-fuel pools and approved on-site storage.